SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 June 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

3 June 2015

UPDATE ON ENHANCED CAPITAL NOTES (ECNs)

Further to the RNS dated 31 March 2015 and the announcement released by the Group earlier today, the Chancery Division of the High Court has now handed down its judgment and found that a Capital Disqualification Event (CDE) in connection with the ECNs has not occurred.

The terms of the ECNs provide the Issuers of the securities with the right to redeem any Series of ECNs at par or (in relation to certain series) a make-whole price in the event that the ECNs cease to be taken into account for the purposes of any stress test applied by the Prudential Regulation Authority (PRA) in respect of core capital (a CDE).

The ECNs were originally structured with a conversion trigger in excess of the then minimum regulatory requirements. However, given changes in the definition of core capital, the conversion trigger for the ECNs is now equivalent to approximately 1% CET1, substantially below today's minimum thresholds. As a result of the change in definition of core capital and the regulatory requirement to hold more capital, the ECNs did not provide any core capital benefit in the 2014 PRA stress test and the Group believes that this constituted a CDE.

In his judgement, the Judge agreed with the Group's view that it is correct to interpret the definition of core capital for the purposes of the CDE clause based on current regulatory standards. However the Judge concluded that despite the fact that the ECNs were not taken into account for the most recent stress test applied by the PRA, the ECNs may still be taken into account for future stress tests and therefore a CDE had not yet occurred.

The Group is disappointed with the decision and has sought permission to appeal to the Court of Appeal.

In the event that the Group is unsuccessful in the appeal the opportunity to refinance these high coupon securities, with an associated benefit of c.£200 million per annum for the next five years, would be foregone.

Regardless of the outcome of the appeal, the Group remains confident that its Net Interest Margin for 2015 will exceed c.2.55%, in line with current guidance. In the longer term the Group also continues to expect its Return on Required Equity to be 13.5%-15.0% by the end of 2017.

The Group will provide further updates in due course and will request that the temporary suspension of the ECNs from the Official List is lifted by the Financial Conduct Authority.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                           +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                       +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments, fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal proceedings, regulatory or competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 03 June 2015